

19010663

OMB APPROVAL
OMB # 1530-0064

| ANNUAL AUDITED REPORT FORM G-405 PART III | .... Required of Government Securities Brokers and Dealers Pursuant to Section 15C of the Securities Exchange Act of 1934, SEC Rule 17a-5 and 17 CFR 405.2 | SEC FILE NUMBER 8- *68642* |

REPORT FOR THE PERIOD BEGINNING __*01/01/2018*__ AND ENDING __*12/31/2018*__
MMDDYYYY   MMDDYYYY

A. REGISTRANT IDENTIFICATION

NAME OF GOVERNMENT SECURITIES BROKER OR DEALER:

LANGDON P. COOK GOVERNMENT SECURITIES, LLC

| | OFFICIAL USE ONLY |
| | FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

100 PARK AVE. 22ND FLOOR
(No. and Street)

NEW YORK,   *NY*   *10017*
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ROBERT PETROCELLI   *(212) 661-9292*
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *
(Name - if individual, state last, first, middle name)

MAZARS USA LLP

60 CROSSWAYS PARK DRIVE WEST SUITE 301 WOODBURY, NY 11797
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☑ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions

SEC Mail Processing
FEB 25 2019
Washington, DC

| FOR OFFICIAL USE ONLY |
| |

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* Claims for exemption from the requirement that the annual report be covered by the opinion of an
independent public accountant must be supported by a statement of facts and circumstances relied
on as the basis of the exemption. (See 17 CFR 240.17a-5(e)(2), 17 CFR 405.2)



OATH OR AFFIRMATION

I, _ROBERT PETROCELLI_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _LANGDON P. COOK GOVERNMENT Securities, LLC,_ as of _DECEMBER 31_ in the year _2018_, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

KRISTEN DICHKUS
Notary Public - State of New Jersey
My Commission Expires Jun 29, 2021

_____
Notary Public

_____
Signature

Pnesident
Title

SEC Mail Processing

FEB 25 2019

Washington, DC

This report ** contains (check all applicable boxes)

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to SEC Rule 15c3-3 and 17 CFR 403.4.
- ☐ (i) Information Relating to the Possession or Control Requirements under SEC Rule 15c3-3 and 17 CFR 403.4
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Capital Under 17 CFR 402.2 and the Computation for Determination of the Reserve Requirements Under Exhibit A if SEC Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A report describing any material inadequacies found to exist or found to

** For conditions of confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3), 17 CFR 405.2.

Form G-405 Part III

****

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2018

****

Langdon P. Cook Government Securities, LLC

Statement of Financial Condition

December 31, 2018

Assets

Cash	$	85,670
Certificate of deposit, restricted		85,260
Receivable from broker-dealers and clearing organizations		953
Securities owned, at fair value		3,671,658,061
Securities purchased under agreements to resell		2,220,961,688
Interest receivable		16,493,471
Property and equipment, at cost, less accumulated depreciation and amortization of $44,928		2,675
Other assets		4,000
	$	5,909,291,778

Liabilities and Members' Equity

Liabilities

Securities sold, not yet purchased, at fair value	$	2,139,235,350
Securities sold under agreements to repurchase		3,041,604,603
Payable to broker-dealers and clearing organizations		696,929,624
Accrued expenses and other liabilities		689,038
Interest payable		2,679,144
		5,881,137,759

Members' equity

Class "A" members		28,154,019
	$	5,909,291,778

The accompanying notes are an integral part of this financial statement.

1. **Organization and Nature of Business**

   Langdon P. Cook Government Securities, LLC (the "Company"), was organized in the state of Delaware as a limited liability company. On March 2, 2011, the Company was approved for membership in the Financial Industry Regulatory Authority and became a registered government securities broker-dealer under the provisions of the Securities Exchange Act of 1934. As such, the Company is subject to the liquid capital requirements of Rule 17 CFR 402.2 of the Department of Treasury.

   Pursuant to the terms of the operating agreement dated March 30, 2001, the Company will operate in perpetuity unless terminated by the members. No member of the Company is personally liable for any indebtedness, liability, or obligation of the Company by reason of being such a member.

2. **Summary of Significant Accounting Policies**

   Recently Issued Accounting Standards
   In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2014-09, *Revenue from Contracts with Customers* (Topic 606). This ASU, as amended, provides comprehensive guidance on the recognition of revenue from customers arising from the transfer of goods and services, guidance on accounting for certain contract costs, and new disclosures. ASU No. 2014-09 is effective for annual reporting periods beginning after December 15, 2017, with early adoption permitted. The Company will adopt this ASU in January 2018 using a modified retrospective approach. The Company does not currently expect that the ASU will have a material impact on its financial statements.

   In February 2016, the FASB issued ASU No. 2016-02, *Leases* (Topic 842), and is applicable for all entities with annual periods beginning after December 15, 2018, with earlier application permitted. This ASU requires that, for leases longer than one year, a lessee recognize in the statement of financial condition a right-of-use asset, representing the right to use the underlying asset for the lease term, and a lease liability representing the liability to make lease payments. The Company expects a gross up of approximately $140,000 on its statement of financial condition upon recognition of the right-of-use assets and lease liabilities.

   Use of Estimates
   The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

   Securities Owned, Securities Sold Not Yet Purchased, and Open Contractual Commitments
   Securities owned, securities sold, not yet purchased, and open contractual commitments (principally financial futures) are recorded at fair value in accordance with the FASB Accounting Standards Codification (ASC) No. 820, *Fair Value Measurements,* and the resulting unrealized gains or losses are reflected in principal transactions.

   Securities transactions and the related trading gains and losses are recorded on a trade-date basis, as if the trade has settled. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or counterparty is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred. Gains and losses on the sales of securities are computed on an average cost basis.

Investments in United States government obligations are valued at the last closing mid market price.

The Company may sell a security it has not yet purchased in anticipation of a decline in the fair value of that security. When the Company sells a security it has not yet purchased, it must borrow the security and deliver it to the broker-dealer through which it made the sale. A gain limited to the price at which the Company sold the security it has not yet purchased, or a loss, unlimited in size, will be recognized upon termination of such a sale.

Repurchase and Resale Agreements
Securities purchased under agreements to resell ("reverse repurchase agreements") and securities sold under agreements to repurchase ("repurchase agreements") are accounted for as collateralized financing transactions and are recorded at their contracted resale or repurchase amounts. Due to the highly liquid nature of the underlying collateral and the short-term maturity of these agreements, contractual amounts approximate fair value. All repurchase and reverse repurchase activities are transacted under a master netting agreement that gives the Company the right, in the event of default, to liquidate collateral held and offset receivables and payables with the same counterparty.

Interest on such contract amounts is accrued and is included in the statement of financial condition in interest receivable and payable.

The fair values, including accrued interest, at December 31, 2018, of the collateral for repurchase and resale agreements are as follows:

	Fair Value
Securities purchased under agreements to resell	$ 2,224,131,324
Securities sold under agreements to repurchase	$ 3,075,642,575

Financial Futures Contracts
The Company invests in financial futures contracts for trading purposes and to hedge its existing securities portfolio, or securities that the Company intends to purchase, against fluctuations in fair value caused by changes in prevailing market interest rates. Financial futures contracts are carried at fair value. Unrealized gains or losses on these contracts are recognized currently in the statement of income as principal transactions. Upon entering into financial futures contracts, the Company is required to pledge to the broker an amount of cash, U.S. government securities, or other assets, equal to a certain percentage of the contract amount (initial margin deposit). Subsequent payments, known as "variation margin," are made or received by the Company each day, depending on the daily fluctuations in fair value of the underlying security. The Company may recognize a gain or loss equal to the daily variation margin. Should market conditions move unexpectedly, the Company may not achieve the anticipated benefits of the financial futures contracts and may realize a loss. The use of futures transactions as a hedge involves the risk of imperfect correlation in movements in the price of futures contracts, interest rates, and the underlying hedged assets (See Note 6).

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Amortization of leasehold improvements is computed over the shorter of the lease terms or the estimated useful lives of the improvements.

Income Taxes

The Company is a limited liability company and, as such, is treated as a partnership for Federal income tax purposes. Consequently, the Company is not subject to Federal, state and local income taxes. Members are liable for their distributive shares of the Company's income and losses.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC No. 740, *Income Taxes*. Under that guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances, and information available at the end of each period. As of December 31, 2018, the Company determined that it had no uncertain tax positions that affected its financial position and its result of operations or its cash flows and will continue to evaluate for uncertain tax positions in the future. The measurement of unrecognized tax benefits is adjusted when new information is available or when an event occurs that requires a change.

Generally, the Company's U.S. tax returns are subject to examination by Federal, state and local authorities for a period of three years from the later of either the due date of such returns or the actual date the returns were filed.

3. Fair Value Measurements

FASB's ASC No. 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income, or cost approach, as specified by FASB ASC No. 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels explained below:

Level 1   Pricing inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Level 2   Pricing inputs are inputs (other than quoted prices included within level 1), that are observable for the asset or liability, either directly or indirectly.

Level 3   Pricing inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The following table summarizes the valuation of the Company's assets and liabilities by the fair value hierarchy as described above as of December 31, 2018:

Description	Classification	Total	Level 1	Level 2
Securities owned:				
U.S. government obligations	Assets	$ 3,671,658,061	$3,671,658,061	$ -
Securities purchased under agreements to resell	Assets	2,220,961,688	-	2,220,961,688
Total		$ 5,892,619,749	$3,671,658,,061	$ 2,220,961,688
Securities sold, not yet purchased:				
U.S. government obligations	Liabilities	$ 2, 139,235,350	$ 2,139,235,350	$ -
Securities sold under agreements to repurchase	Liabilities	3,041,604,603	-	3,041,604,603
Futures contracts (See Note 6)	Liabilities	13,959,939	13,959,939	-
Total		$ 5,194,799,892	$ 2,153,195,289	$ 3,041,604,603

There were no transfers between Level 1 and Level 2 during the year. The Company held no Level 3 securities at December 31, 2018.

4. Receivable From/Payable To Broker-Dealers and Clearing Organizations

Receivable from/payable to broker-dealers and clearing organizations results from the Company's securities transactions. Amounts receivable from/payable to broker-dealers and clearing organizations at December 31, 2018, consist of the following:

	Receivable	Payable
Receivable from broker-dealers and clearing organizations - treasury	$ 953	$ -
Payable to broker-dealer and clearing organizations - treasury	-	694,993,906
Payable to broker-dealer and clearing organizations - futures	-	(12,024,221)
Open trade equity on futures contracts	-	13,959,939
	$ 953	$ 696,929,624

5. Related Party

The Company pays an advisory fee to a director.

6. Derivative Financial Instruments

Financial instruments owned by the Company and/or used for economic hedging purposes (the value of which is based upon an underlying asset, index, or reference rate) and used for risk management purposes, include interest rate financial futures contracts and U.S. Treasury financial futures contracts. The resulting liability on open trade equity is included in and classified with payable to broker-dealers and clearing organizations.

The open trade equity at fair value of derivative instruments in the statement of financial condition at December 31, 2018, consists of the following:

Derivative	Contracts	Expiration	Notional Amounts	Open Trade Equity
Interest rate futures contracts	1,230	1-12 months	$ (524,589,881)	$ (519,999)
U.S. Treasury futures contracts	7,317	3 months	(989,635,828)	(13,439,940)
			$ (1,514,225,709)	$ (13,959,939)

7. **Class "A" and Class "B" Members**

Class "A" and Class "B" members share similar rights. At December 31, 2018, there were no Class "B" membership interests outstanding.

8. **Leased Employees**

The Company has an agreement with ADP TotalSource to outsource its human resource function. As a result, ADP TotalSource provides employees and employee benefits to the Company through a leased employee/co-employer arrangement, whereby the former employees of the Company became the employees of ADP TotalSource and are leased back to the Company for a fee.

9. **Money Purchase Pension Plan and 401(k) Plan**

Money Purchase Pension Plan
The Company sponsors a money purchase pension plan. The contribution under the money purchase pension plan is 10% of compensation, as defined by the plan. The plan is funded through a separate trust account. The plan covers all of the Company's leased employees following the completion of one year of employment. Participants become fully vested after the completion of one year of service.

Forfeitures may be used to reduce future Company contributions to the money purchase pension plan.

401(k) and Profit Sharing Plan
The Company sponsors a defined contribution plan under section 401(k) of the Internal Revenue Code. The plan covers substantially all of the Company's employees following the completion of six months of service and provides for participants to defer salary up to statutory limitations. Although not required, the Company may make a discretionary contribution in the form of a profit sharing and/or matching contribution.

10. **Off-Balance Sheet Risk and Concentration of Credit Risk**

The Company seeks to control off-balance-sheet credit risk by monitoring the market value of securities held or given as collateral in compliance with regulatory and internal guidelines. Pursuant to such guidelines, the Company requires additional collateral or reduction of positions, when necessary.

The Company sells securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company records these obligations in the financial statements at December

31, 2018, at fair value of the related securities and will incur a loss if the fair value of the securities increases subsequent to December 31, 2018.

The Company's trading activities include the purchase and sale of futures contracts. These transactions are recorded on a net-equity basis in the trading accounts carried by other brokers and dealers. At December 31, 2018, the total open contractual commitments on long positions, at contracted amounts was $9,444,719 and the total of open contractual commitments on short positions, at contracted amounts, was ($1,509,710,488).

The contract amounts of these instruments reflect the Company's extent of involvement in the particular class of financial instrument and do not represent the Company's risk of loss due to counterparty nonperformance. The Company's exposure to credit risk associated with counterparty nonperformance on futures contracts is limited to the amounts reflected in the Company's statement of financial condition. The settlement of these transactions is not expected to have a material effect upon the Company's statement of financial condition.

The Company is engaged in trading and brokerage activities in which counterparties include other broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

From time to time, the Company has cash and certificates of deposit at a bank in excess of FDIC insured limits and is exposed to the credit risk resulting from this concentration of cash. At December 31, 2018, there were no cash balances in excess of the FDIC limits.

11. **Estimated Fair Value of Financial Instruments**

In accordance with the provisions of FASB's codification on fair value measurements, the Company discloses fair value information about financial instruments, for which it is practicable to estimate the value, whether or not recognized on the statement of financial condition. Securities owned and securities sold, not yet purchased, are already recorded at fair value. The recorded values of all other financial assets and liabilities (consisting primarily of receivables from and payables to broker-dealers and clearing organizations, securities purchased under agreements to resell, securities sold under agreements to repurchase, interest receivable, and interest payable) are considered to approximate fair values due to the short-term nature of the financial instruments.

12. **Leases**

The Company is obligated under a noncancellable lease agreement for its office space, which expires on April 30, 2020. However, in August 2018, the Company exercised an option to terminate its lease early on April 30, 2019. The lease provides for payment of specific amounts subject to escalation based on certain operating costs. The Company, in turn, sublets a portion of this office space under a sublease agreement, which also expires on April 30, 2019.

The lease commitment is collateralized by a $74,196 letter of credit in favor of the landlord, which is secured by a certificate of deposit and included as such on the statement of financial condition.

The sublease agreement is collateralized by a $57,148 security deposit paid by the subtenant and held by the Company.

13. **Concentration**

The Company conducts substantially all of its trading activities with its clearing broker, which acts as principal on all transactions.

14. **Clearing Agreement**

The Company has entered into agreements with other brokers (clearing brokers), on a fully disclosed basis, to clear, finance, and act as principal with respect to the proprietary accounts of the Company. As part of the agreements, the clearing brokers settle contracts and transactions in securities and engages in all cashiering functions, including receipt, delivery, and transfer of securities purchased, sold, borrowed, or loaned and are responsible for the receipt and distribution of interest and principal payments.

The Company uses a clearing broker for the purchase and sale of transactions issued or fully guaranteed by the United States government and its agencies.

The Company uses another clearing broker for the purchase and sale of futures transactions. The Company maintains a deposit of $8,000,000 with the broker as collateral at December 31, 2018. The amount is included in securities owned at fair value in the statement of financial condition.

15. **Liquid Capital Requirements**

The Company is subject to the liquid capital requirements of Rule 17 CFR 402.2 of the Department of the Treasury, which requires a government securities broker-dealer to maintain specified minimum liquid capital. In accordance with the rule, the Company is required to maintain minimum liquid capital equal to the greater of the amount of liquid capital necessary to exceed total haircuts by $100,000 or 120% of total haircuts. At December 31, 2018, the Company had liquid capital, as defined, of $28,062,084, which exceeded the required minimum liquid capital of $12,694,800 by $15,367,284.


MAZARS

Report of Independent Registered Public Accounting Firm

To the Members and Board of Managers of Langdon P. Cook Government Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Langdon P. Cook Government Securities, LLC, (the "Company"), as of December 31, 2018, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company, as of December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Mazars USA LLP

We have served as the Company's and its predecessor's auditor since 1986.

Woodbury, NY
February 21, 2019

MAZARS USA LLP
60 CROSSWAYS PARK DRIVE WEST, SUITE 301 – WOODBURY, NEW YORK – 11797
TEL: 516.488.1200 – FAX: 516.488.1238 – WWW.MAZARSUSA.COM

MAZARS USA LLP IS AN INDEPENDENT MEMBER FIRM OF MAZARS GROUP.


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